Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ethan Allen Interiors, Inc:

We consent to the incorporation by reference in the registration statement (No. 333-138763)on Form S-8 of Ethan Allen Interiors, Inc. of our report dated August 8, 2016, with respect to the consolidated balance sheets of Ethan Allen Interiors, Inc. and subsidiaries as of June 30, 2016 and 2015, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2016, and the effectiveness of internal control over financial reporting as of June 30, 2016, which report appears in the June 30, 2016 annual report on Form 10-K of Ethan Allen Interiors, Inc.

/s/ KPMG LLP

Stamford, Connecticut

August 8, 2016